================================================================================
                                    FORM 11-K

                               ------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE PERIOD FROM JANUARY 1, 1998 TO DECEMBER 31, 1998

                         COMMISSION FILE NUMBER 1-11804

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        THE GEON RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                THE GEON COMPANY
                                 ONE GEON CENTER
                              AVON LAKE, OHIO 44012

                              REQUIRED INFORMATION

1.       Audited financial statements of the plan.

         The Report of Independent Auditors; Statement of Net Assets Available for Benefits as of December 31, 1998; Statement of Changes in Net Assets Available for Benefits for the period from January 1, 1998 through December 31, 1998; and Supplemental Schedules are attached hereto.

2.       Exhibits

         Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Geon Savings Program Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON SAVINGS PROGRAM ADMINISTRATION COMMITTEE

                                       June 29, 1999
                                       /s/ James J. Casalone
                                       Member of the Geon Savings Program
                                       Administration Committee

================================================================================

                        The Geon Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997


                                    CONTENTS

Report of Independent Auditors.......................................1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits......................2
Statement of Changes in Net Assets Available for Benefits............3
Notes to Financial Statements .......................................4

SUPPLEMENTAL SCHEDULES

Line 27(a)--Schedule of Assets Held for Investment Purposes.........10
Line 27(d)--Schedule of Reportable Transactions.....................29

                         Report of Independent Auditors

The Geon Company
Savings Program Administration Committee

We have audited the accompanying statements of net assets available for benefits of The Geon Retirement Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Geon Retirement Savings Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                /s/ Ernst & Young LLP

June 16, 1999
Cleveland, Ohio

                        The Geon Retirement Savings Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                           December 31, 1998 and 1997




                                      TOTAL                  FIXED INCOME FUND           EQUITY INDEX FUND
                            ----------------------------- -------------------------- ----------------------------
                               1998          1997            1998          1997          1998         1997
                           ---------------------------------------------------------------------------------------
ASSETS
Investments, at fair value--
  Notes B and D:
   Common stocks            $ 78,055,976   $74,618,133
   Common trust fund          78,537,337    68,066,469     $30,885,433   $29,993,569  $38,500,785  $30,196,411
   Shares of registered
    investment companies       5,425,216     4,491,308
   Other                          53,369       117,543
   Participants' loans         5,887,022     5,717,572
                           ---------------------------------------------------------------------------------------
Total investments            167,958,920   153,011,025      30,885,433    29,993,569   38,500,785   30,196,411

Receivables:
  Dividends and interest         263,908       405,585         157,616       154,905                    48,996
  Other                            4,818         1,588                                      3,729
  Interfund                      259,577       225,480          91,235        68,029       65,340        1,000
                           ---------------------------------------------------------------------------------------
Total receivables                528,303       632,653         248,851       222,934       69,069       49,996
                           ---------------------------------------------------------------------------------------
Total assets                 168,487,223   153,643,678      31,134,284    30,216,503   38,569,854   30,246,407

LIABILITIES
Other payables                   241,477       114,553          12,214         3,008
Interfund payables               259,577       225,480          55,491         5,836        6,927       62,835
                           ---------------------------------------------------------------------------------------
Total liabilities                501,054       340,033          67,705         8,844        6,927       62,835
                           ---------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS                 $167,986,169  $153,303,645     $31,066,579   $30,207,659  $38,562,927  $30,183,572
                           =======================================================================================




                                              COMMON STOCK FUND
                           ----------------------------------------------------------    BFGOODRICH COMPANY
                             PARTICIPANT DIRECTED        NON-PARTICIPANT DIRECTED        COMMON STOCK FUND
                           --------------------------  ------------------------------  --------------------------
                              1998          1997           1998           1997           1998         1997
                           --------------------------------------------------------------------------------------
ASSETS
Investments, at fair value-
  Notes B and D:
   Common stocks            $32,901,759   $32,418,575    $28,282,197   $23,678,853    $12,260,066  $15,356,448
   Common trust fund            841,488       954,608        723,258       691,267        238,503      334,741
   Shares of registered
    investment companies
   Other
   Participants' loans
                           --------------------------------------------------------------------------------------
Total investments            33,743,247    33,373,183     29,005,455    24,370,120     12,498,569   15,691,189

Receivables:
  Dividends and interest          3,006         3,703          2,583         2,682         95,509      101,925
  Other                             586                          503                                     1,588
  Interfund                      50,804        59,117         43,666        42,809
                           --------------------------------------------------------------------------------------
Total receivables                54,396        62,820         46,752        45,491         95,509      103,513
                           --------------------------------------------------------------------------------------
Total assets                 33,797,643    33,436,003     29,052,207    24,415,611     12,594,078   15,794,702

LIABILITIES
Other payables                  123,293         2,068        105,970         1,497                      21,126
Interfund payables               55,224        24,650         47,465        17,850         94,470      114,309
                           --------------------------------------------------------------------------------------
Total liabilities               178,517        26,718        153,435        19,347         94,470      135,435
                           --------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS                 $33,619,126   $33,409,285    $28,898,772   $24,396,264    $12,499,608  $15,659,267
                           ======================================================================================




                                BALANCED FUND             BROKERAGE ACCOUNT       PARTICIPANTS' LOAN FUND
                           --------------------------- ----------------------- ------------------------------
                              1998         1997            1998        1997           1998         1997
                           ----------------------------------------------------------------------------------
ASSETS
Investments, at fair value-
  Notes B and D:
   Common stocks                                        $ 4,611,954   $3,164,257
   Common trust fund       $7,347,870   $5,895,873
   Shares of registered
    investment companies                                  5,425,216    4,491,308
   Other                                                     53,369      117,543
   Participants' loans                                                               $5,887,022   $5,717,572
                           ---------------------------------------------------------------------------------
Total investments           7,347,870    5,895,873       10,090,539    7,773,108      5,887,022    5,717,572

Receivables:
  Dividends and interest        5,194        6,729                        86,645
  Other
  Interfund                                  1,000            8,532       28,525                      25,000
                           ---------------------------------------------------------------------------------
Total receivables               5,194        7,729            8,532      115,170                      25,000
                           ---------------------------------------------------------------------------------
Total assets                7,353,064    5,903,602       10,099,071    7,888,278      5,887,022    5,742,572

LIABILITIES
Other payables                                  82                        86,772
Interfund payables
                           ---------------------------------------------------------------------------------
Total liabilities                               82                        86,772
                           ---------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS                $7,353,064   $5,903,520      $10,099,071   $7,801,506     $5,887,022   $5,742,572
                           =================================================================================



See notes to financial statements.

                        The Geon Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                      For the Year Ended December 31, 1998

                                                                                                   Geon Company
                                                                                                Common Stock Fund
                                                                                           ------------------------------
                                                             Fixed Income   Equity Index    Participant   Non-Participant
                                                 Total           Fund           Fund         Directed       Directed
                                             ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
   Net appreciation (depreciation) in fair
     value of investments                     $  8,599,229                   $ 8,335,236    $   177,067     $  154,854
   Interest and other income (expense)           2,615,391    $ 1,822,691         (2,344)        28,055         36,192
   Dividends                                     1,830,769                                      699,707        575,214
                                             ----------------------------------------------------------------------------
                                                13,045,389      1,822,691      8,332,892        904,829        766,260
Contributions:
   Participants                                  5,920,156        437,472        651,571      4,684,137
   Employer                                      5,948,318                                                   5,948,318
                                             ----------------------------------------------------------------------------
                                                11,868,474        437,472        651,571      4,684,137      5,948,318
Other additions                                    259,406         77,319        160,655         19,329
                                             ----------------------------------------------------------------------------
Total additions                                 25,173,269      2,337,482      9,145,118      5,608,295      6,714,578

DEDUCTIONS FROM ASSETS ATTRIBUTED TO
Withdrawals and terminations:
   Cash                                          9,768,564      4,488,959      1,982,969      1,408,395        755,176
   Common stock                                    722,181                                      319,846        217,038
                                             ----------------------------------------------------------------------------
Total deductions                                10,490,745      4,488,959      1,982,969      1,728,241        972,214
                                             ----------------------------------------------------------------------------
Net increase (decrease) prior to interfund
   transfers                                    14,682,524     (2,151,477)     7,162,149      3,880,054      5,742,364
Interfund transfers, net                                 0      3,010,397      1,217,206     (3,670,213)    (1,239,856)
                                             ----------------------------------------------------------------------------
Net increase (decrease)                         14,682,524        858,920      8,379,355        209,841      4,502,508
Net assets available for benefits at
   beginning of year                           153,303,645     30,207,659     30,183,572     33,409,285     24,396,264
                                             ----------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF
YEAR                                          $167,986,169    $31,066,579    $38,562,927    $33,619,126    $28,898,772
                                             ============================================================================


                                               BFGoodrich
                                                Company                                  Participants'
                                                 Common        Balanced     Brokerage        Loan
                                               Stock Fund        Fund        Account         Fund
                                             -----------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
   Net appreciation (depreciation) in fair
     value of investments                      $(1,790,858)    $1,062,106   $   660,824
   Interest and other income (expense)              15,538         34,372       195,908   $  484,979
   Dividends                                       386,408                      169,440
                                             --------------------------------------------------------
                                                (1,388,912)     1,096,478     1,026,172      484,979
Contributions:
   Participants                                                   146,976
   Employer
                                             --------------------------------------------------------
                                                                  146,976
Other additions                                                     2,103
                                             --------------------------------------------------------
Total additions                                 (1,388,912)     1,245,557     1,026,172      484,979

DEDUCTIONS FROM ASSETS ATTRIBUTED TO
Withdrawals and terminations:
   Cash                                            355,994        595,221                    181,850
   Common stock                                    185,297
                                             --------------------------------------------------------
Total deductions                                   541,291        595,221                    181,850
                                             --------------------------------------------------------
Net increase (decrease) prior to interfund
   transfers                                    (1,930,203)       650,336     1,026,172      303,129
Interfund transfers, net                        (1,229,456)       799,208     1,271,393     (158,679)
                                             --------------------------------------------------------
Net increase (decrease)                         (3,159,659)     1,449,544     2,297,565      144,450
Net assets available for benefits at
   beginning of year                            15,659,267      5,903,520     7,801,506    5,742,572
                                             --------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF
YEAR                                           $12,499,608     $7,353,064   $10,099,071   $5,887,022
                                             ========================================================



See notes to financial statements.

                        The Geon Retirement Savings Plan

                          Notes to Financial Statements

                           December 31, 1998 and 1997



A.     DESCRIPTION OF THE PLAN

The Geon Retirement Savings Plan (the "Plan") is a defined contribution plan covering all domestic salaried and hourly employees excluding employees of acquired businesses, joint ventures, or newly created businesses of The Geon Company ("Geon" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Pathways Retirement Savings Plan Brochure for a more complete description of the Plan's provisions. Copies of the brochure are available from the Human Resources Department of the Company.

INVESTMENT OPTIONS

State Street Bank, the Trustee of the Plan, maintains several investment options under the Plan, including the Fixed Income Fund, the Equity Index Fund, the Geon Company Common Stock Fund, the BFGoodrich Company Common Stock Fund, the Balanced Fund, and the Brokerage Account. Contributions to the Fixed Income Fund are invested in the State Street Bank Selection Fund, which invests in guaranteed investment contracts issued by insurance companies. Contributions to the Equity Index Fund are invested in the State Street Bank Flagship S&P 500 Index Fund. Contributions to the balanced fund are invested in a mix of the following State Street Bank Funds: Flagship S&P 500 Index Fund, S&P Midcap Index Fund, Daily Bond Market Fund and SSB Daily EAFE. The BFGoodrich Company Common Stock Fund and the Brokerage Account are not available for contributions. The Brokerage Account, which enables participants to design their own investment portfolio, can be funded by transfers from a participant's other investment funds. The BFGoodrich Company Common Stock Fund represents the remaining common stock of The BFGoodrich Company resulting from the transfer of fund assets from The BFGoodrich Company Retirement Plus Savings Plan on April 29, 1993 in conjunction with the initial public offering of Geon, formerly a wholly owned subsidiary of The BFGoodrich Company.

The Plan offers participants the choice of two savings options: a regular (after tax) savings option and a tax-deferred savings option. Participants can elect to participate in either or both of the savings options. Under both savings options, the participant may direct that contributions be invested in any or all of the four eligible funds. Participants can contribute to each of the eligible four funds under both savings options.

                        The Geon Retirement Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

Except for the Loan Fund and the BFGoodrich Company Common Stock Fund, dividends, interest, and proceeds from sale of investments in each Fund are reinvested in the respective Fund. Dividend income from the BFGoodrich Company Common Stock Fund is reinvested in the Geon Company Common Stock Fund. Repayment of principal and interest on participant loans is reinvested to the various funds, excluding The BFGoodrich Company Common Stock Fund, based upon the participant's investment mix.

PARTICIPANT LOANS

The Participants' Loan Fund represents the cumulative outstanding loans to Plan participants. Participants may borrow on employee contributions and related earnings only. Participants cannot have more than three loans outstanding at one time. The minimum amount that can be borrowed is $1,000 and the maximum amount is the lesser of one half of the total vested account balance or $50,000 reduced by the greater of (i) the highest outstanding loan balance in the last 12 months, or (ii) the outstanding balance of loans from the Plan on the date such loan is made. The participant's balance in the brokerage fund is taken into consideration in determining the maximum loan amount available, but may not be borrowed. The interest rate on each loan is a fixed rate based on the trustee's prime rate. Payments on loans are made through payroll deductions and must be repaid within 5 years (personal loans) or 5-15 years (primary residence loans).

CONTRIBUTIONS

Each employee who elects to become a participant in the Plan authorizes a monthly payroll deduction from one to fourteen percent of eligible earnings. The Savings Program Administration Committee has the authority at its discretion to reduce the employees' monthly contribution percentage in order to maintain the qualified tax status of the Plan.

The Plan provides that for each plan year the employer will contribute a percentage of the participants' contributions up to six percent of the participants' monthly eligible earnings. The employer contribution rate is 100% of participants' eligible contributions to the Geon Common Stock Fund and 50% of participants' eligible contributions to the Fixed Income, Equity Index, or Balanced funds. Employer contributions are invested only in the Geon Common Stock Fund.

                        The Geon Retirement Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the "Code"). Rollover contributions can be made only in cash to the Plan's tax-deferred savings option.

VESTING

Participant contributions are fully vested immediately and Company contributions vest upon completion of three years of service by the participant (or upon death, long-term disability, or Company initiated workforce reductions). Company contributions may not be withdrawn until the participant reaches age 55 and is vested. Forfeitures are applied to reduce employer contributions.

PAYMENT OF BENEFITS

A participant who elects to withdraw from the Plan will receive distributions from the Fixed Income Fund, the Equity Index Fund, and the Balanced Fund in cash. Distributions from The Geon Company Common Stock Fund or the BFGoodrich Company Common Stock Fund may be made in cash or common stock of the respective fund. Distributions or withdrawals cannot be made directly from the Brokerage Account. Amounts in the Brokerage Account must first be transferred into another fund, excluding the BFGoodrich Common Stock Fund, before a withdrawal distribution can be made.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants based on the respective value of their accounts.

ACCOUNTING AND ADMINISTRATIVE FEES

All significant accounting and administrative fees are paid by Geon, the Plan sponsor.

                        The Geon Retirement Savings Plan

B.     SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are reported on the accrual basis of accounting.

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. The investment in the State Street Bank Selection Fund represents the Plan's proportionate share of the net assets of the fund. The assets of the State Street Bank Selection Fund, primarily deposits under insurance contracts, are valued at contract value, plus income received thereon, less distributions and administrative expense payments, which approximates fair value. The investment in the State Street Bank common trust funds are valued at the redemption price of units owned by the plan, which is based on the current market value of the underlying assets of the fund. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Short-Term Investment Fund consists of short-term fixed income obligations which have a market value approximating cost. The participant notes receivable are valued at their outstanding balances which approximate fair value.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        The Geon Retirement Savings Plan

C.     INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. Net realized and unrealized appreciation (depreciation) in the aggregate fair value of plan investments for the year ended December 31, 1998 is as follows:

Common Stock:

   The Geon Company Common Stock                              $        331,921
   The BFGoodrich Company Common Stock                              (1,790,858)
   Other                                                               302,035
Common Trust Funds:
   Balanced Fund                                                     1,062,106
   Equity Index Fund                                                 8,335,236

Shares of registered investment companies                              355,295
Other                                                                    3,494
                                                              ----------------
                                                              $      8,599,229
                                                              ================

The fair values of the individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                           DECEMBER 31
                                                                     1998                1997
                                                              --------------------------------------
The Geon Company Common Stock,
   2,660,172 and 2,399,890 shares, respectively                $    61,183,956     $    56,097,428

The BFGoodrich Company Common Stock, 341,744 and 370,593
   shares, respectively                                             12,260,066          15,356,448

State Street Bank Selection Fund,
   30,885,433 and 29,993,569 units, respectively                    30,885,433          29,993,569

State Street Bank Flagship S&P 500 Index Fund, 201,581 and
   202,747 units, respectively                                      41,267,707          32,288,796

                        The Geon Retirement Savings Plan

D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 29, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

F.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor has substantially completed this phase of the project. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated they are year 2000 compliant. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have an impact on the operations of the Plan. Plan management will consider a contingency plan, at such time that it would appear some or all systems will not be year 2000 ready.

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

           Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value

-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS
The Geon Company*                                    2,660,172 shares              $   63,111,068     $      61,183,956
The BFGoodrich Company                                 341,744 shares                   7,413,224            12,260,066
AT&T Corp.                                                 710 shares                    A                       53,783
Abbott Laboratories                                      1,000 shares                    A                       49,000
Administaff Inc.                                           100 shares                    A                        2,500
Airtran Holdings Inc.                                    1,200 shares                    A                        3,150
Airtouch Communications                                    100 shares                    A                        7,244
Alcatel Alsthom Sponsored                                  244 shares                    A                        5,963
Allegiance Corp.                                           112 shares                    A                        5,222
Alliance Semiconductor Corp.                               100 shares                    A                          406
Allied Signal Inc.                                         200 shares                    A                        8,863
Aluminum Company of America                                150 shares                    A                       11,184
Alydaar Software Corp.                                   1,000 shares                    A                        8,250
America Online Inc.                                        813 shares                    A                      126,117
American Drug Co.                                          125 shares                    A                           48
American Home Products Corp.                               870 shares                    A                       49,046
Amgen Inc.                                                  50 shares                    A                        5,228
Analog Devices Inc.                                        165 shares                    A                        5,177
Anheuser Busch Cos.                                        100 shares                    A                        6,563
Apple Computer Inc.                                        600 shares                    A                       24,563
Applebees Intl. Inc.                                       200 shares                    A                        4,125
Apria Healthcare Group Inc.                                100 shares                    A                          894
Applied Materials Inc.                                     400 shares                    A                       17,075
Aronex Pharm. Inc.                                         350 shares                    A                          700
Ashton Tech. Group Inc.                                  1,000 shares                    A                        1,625
Asia Tigers Fd. Inc.                                       300 shares                    A                        1,969
Aspen Technology Inc.                                      262 shares                    A                        3,799
Associates First Capital Corp.                             260 shares                    A                       11,018

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Atlantic Richfield                                         100 shares                    A                        6,538
Auspex Systems Inc.                                      2,000 shares                    A                        8,656
Aviron                                                     200 shares                    A                        5,175
Ballard Power Systems Inc.                                 100 shares                    A                        2,750
Bally Total Fitness Holdings                                25 shares                    A                          622
Bankamerica Corp.                                           50 shares                    A                        3,006
Barnes and Noble Inc.                                      400 shares                    A                       17,000
Bell Atlantic Corp.                                         30 shares                    A                        1,620
Berkshire Hathaway Inc.                                      5 shares                    A                       11,750
Bethlehem Steel Corp.                                      150 shares                    A                        1,256
Boeing Co,                                                 710 shares                    A                       23,164
Books-A-Million Inc.                                       200 shares                    A                        2,600
Borders Group Inc.                                         200 shares                    A                        4,988
Boston Scientific                                          250 shares                    A                        6,703
Boykin Lodging Co.                                         500 shares                    A                        6,188
Brightpoint Inc.                                         1,000 shares                    A                       13,750
Brooktrout Technology Inc.                               1,000 shares                    A                       17,125
Brush Creek Mining. & Dev. Co.                             100 shares                    A                           16
CML Group Inc.                                             100 shares                    A                           17
CMP Group Inc.                                             200 shares                    A                        3,775
Cabeltron Systems Inc.                                   1,000 shares                    A                        8,375
Cadence Design Systems Inc.                                240 shares                    A                        7,140
Caledonia Mining Cp.                                     2,000 shares                    A                          120
Calgon Carbon Corp.                                        200 shares                    A                        1,500
Callaway Golf Co.                                          400 shares                    A                        4,100
Cambridge Neuroscience                                     200 shares                    A                          144
Canadian National Ry. Co.                                  100 shares                    A                        5,188
Carlisle Companies                                         100 shares                    A                        5,163
Cascade Nat. Gas Corp.                                     100 shares                    A                        1,813



                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Caterpillar Inc.                                           695 shares                    A                       31,970
Cendant Corp.                                            1,515 shares                    A                       29,259
Centocor Inc.                                              100 shares                    A                        4,513
Central VT Pub. Svc. Corp.                                 100 shares                    A                        1,038
Charter One Financial Inc.                                 210 shares                    A                        5,828
Chesapeake Energy Corp.                                    500 shares                    A                          469
Chevron Corp.                                              330 shares                    A                       27,370
Ciena Corp.                                                500 shares                    A                        7,313
Cirrus Logic Inc.                                          800 shares                    A                        7,850
Cisco Systems Inc.                                         525 shares                    A                       48,727
Circus Circus Enterprises Inc.                             100 shares                    A                        1,131
Citigroup Inc.                                             187 shares                    A                        9,292
Cleveland Cliffs Inc.                                      100 shares                    A                        4,031
Coca Cola Co.                                            1,617 shares                    A                      108,339
Coca Cola Enterprises Inc.                                 489 shares                    A                       17,482
Columbia Gas Systems Inc.                                  277 shares                    A                       15,997
Compcast Corp. Class A Voting                              100 shares                    A                        5,744
Compaq Computer Co.                                      1,418 shares                    A                       59,556
Cons. Natural Gas Co.                                      100 shares                    A                        5,400
Converse Inc.                                            1,400 shares                    A                        3,325
Countrywide Credit Ind. Inc.                               100 shares                    A                        5,019
Cymer Inc.                                                 200 shares                    A                        2,925
D&N Financial Corp.                                        200 shares                    A                        4,725
De Beers Cons. Mines Ltd.                                  100 shares                    A                        1,269
Deere & Company                                            260 shares                    A                        8,548
Dell Computer Corp.                                        254 shares                    A                       18,590
Dial Corp.                                                 100 shares                    A                        2,888
Diametrics Med. Inc.                                     1,000 shares                    A                        4,938
Diamonds Trust Services                                    575 shares                    A                       52,630


                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Digital Microwave Corp.                                    500 shares                    A                        3,422
Disney Walt Co.                                          2,031 shares                    A                       60,930
Diversinet Corp.                                            50 shares                    A                          100
Dollar Gen Corp.                                           125 shares                    A                        2,953
Dominion Res. Inc.                                         100 shares                    A                        4,675
Dover Downs Entertainment Inc.                             150 shares                    A                        1,809
Du Pont E I De Nemours & Co.                               245 shares                    A                       13,000
Dura Pharmaceuticals Inc.                                  100 shares                    A                        1,519
EA Industries Inc.                                       1,000 shares                    A                           59
Ensco International Inc.                                 1,600 shares                    A                       17,101
Egghead Inc.                                               250 shares                    A                        5,203
Electronic Data Systems Corp.                              200 shares                    A                       10,038
Emerald Financial Corp.                                    200 shares                    A                        2,175
Ericsson L M Tel Co.                                       876 shares                    A                       20,970
Espirito Santo Financial Hldgs. S.A.                       500 shares                    A                        9,782
Exxon Corp.                                                974 shares                    A                       71,224
First Union Corp.                                          108 shares                    A                        6,568
Fletcher Challenge Ltd.                                  1,000 shares                    A                        3,125
Fonar Corp.                                                500 shares                    A                          594
Ford Motor. Co.                                            750 shares                    A                       44,016
Foster Wheeler Corp.                                       200 shares                    A                        2,638
GP Strategies Corp.                                        500 shares                    A                        7,500
Gap Inc.                                                   900 shares                    A                       50,513
Genelabs Techs Inc.                                        800 shares                    A                        2,200
General Electric Co.                                       472 shares                    A                       48,144
General Magic Inc.                                         400 shares                    A                        2,012
General Motors Corp.                                     1,153 shares                    A                       82,512
Genesee Corp.                                              100 shares                    A                        2,325
Gensia Sicor Inc.                                        2,100 shares                    A                        9,515


                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Geon Co.                                                   350 shares                    A                        8,050
Georgia Gulf Corp.                                         500 shares                    A                        8,032
Gillette Co.                                             2,328 shares                    A                      111,309
Global Marine Inc.                                       1,800 shares                    A                       16,200
Golden Triangle Industries                                 400 shares                    A                        3,200
Goodrich B F Co.                                         7,498 shares                    A                      268,991
GO2Net Inc.                                                200 shares                    A                        7,075
Gucci Group                                                 31 shares                    A                        1,507
Gymboree Corp.                                             500 shares                    A                        3,188
Hanna M. A. Co.                                            300 shares                    A                        3,694
Harken Energy Corp.                                        750 shares                    A                        1,500
Harrah's Entertainment Inc.                              1,700 shares                    A                       26,670
Heartland Express Inc.                                     100 shares                    A                        1,750
Helmerich & Payne                                          600 shares                    A                       11,625
Hershey Foods Corp.                                        500 shares                    A                       31,094
Hewlett-Packard Co.                                        466 shares                    A                       31,834
Hibernia Corp.                                             100 shares                    A                        1,738
Hilton Hotels Corp.                                      1,600 shares                    A                       30,600
Holly Holdings Inc.                                         17 shares                    A                         --
Home Depot Inc.                                          1,000 shares                    A                       61,188
Houston Industries Inc.                                    100 shares                    A                        3,206
HVIDE Marine Inc.                                          800 shares                    A                        4,000
I-Link Inc.                                             15,373 shares                    A                       31,715
Imation Corp.                                               32 shares                    A                          560
Imatron Inc.                                               100 shares                    A                          138
Indymac Mortgage Holdings                                2,000 shares                    A                       21,126
Informix Corp.                                             200 shares                    A                        1,975
Infoseek Corp.                                             400 shares                    A                       19,750
Integrated Silicon Solution Inc.                           200 shares                    A                          625

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Intel Corp.                                              1,560 shares                    A                      184,958
Intl. Business Machine Corp.                               120 shares                    A                       22,125
Intl. Paper Co.                                            885 shares                    A                       39,660
Interpool Inc.                                             200 shares                    A                        3,350
Invacare Corp.                                           2,835 shares                    A                       68,040
Iomega Corp.                                             3,912 shares                    A                       28,608
Isolyser Inc.                                              546 shares                    A                          580
Ivax Corp.                                                 500 shares                    A                        6,219
Jan Bell Marketing                                       2,000 shares                    A                       12,876
Johnson & Johnson                                          179 shares                    A                       15,014
Jones Apparel Group                                        200 shares                    A                        4,413
Jones Pharma. Inc.                                         200 shares                    A                        7,300
Kelley Oil & Gas Crp.                                   15,500 shares                    A                        7,270
Keycorp                                                    700 shares                    A                       22,400
Keyspan Energy                                              44 shares                    A                        1,364
Kroger Co.                                                 302 shares                    A                       18,271
Kulicke & Soffa Inds. Inc.                                 500 shares                    A                        8,875
Lasmo Plc.                                                 600 shares                    A                        3,225
LSI Logic Corp.                                          1,900 shares                    A                       30,638
LXR Biotechnology Inc.                                   5,000 shares                    A                        6,250
Landry's Seafood Restaurant                                965 shares                    A                        7,238
Lilly Eli & Co.                                            150 shares                    A                       13,331
Littlefuse Inc.                                            100 shares                    A                        1,925
Loews Cineplex Entertainment                               200 shares                    A                        2,025
Lone Star Technologies Inc.                              1,000 shares                    A                       10,125
Lowes Companies                                            600 shares                    A                       30,713
Lucent Tech. Inc.                                        1,219 shares                    A                      134,014
MCI Worldcom Inc.                                          390 shares                    A                       27,983
McDonalds Corp.                                             30 shares                    A                        2,304

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
McKesson Corp.                                             200 shares                    A                       15,813
Medtronic Inc.                                              10 shares                    A                          743
Mercantile Bancorporation Inc.                             100 shares                    A                        4,613
Merck & Co. Inc.                                           570 shares                    A                       84,075
Mercury Fin. Co.                                         5,145 shares                    A                          185
Meridian Gold Inc.                                         300 shares                    A                        1,706
Meritor Automotive Inc.                                     45 shares                    A                          948
Microsoft Corp.                                            780 shares                    A                      108,177
Microchip Tech. Inc.                                       417 shares                    A                       15,429
Millenia Inc.                                               30 shares                    A                           38
Minnesota Mng. & Mfg.                                      436 shares                    A                       31,011
Monsanto Company                                           400 shares                    A                       19,000
Morgan J.P. & Co. Inc.                                      88 shares                    A                        9,246
Morrison Knudsen Crp.                                      264 shares                    A                        2,574
Motivepower Inds. Inc.                                     122 shares                    A                        3,927
Motorola Inc.                                              650 shares                    A                       39,691
Mylan Labs. Inc.                                           200 shares                    A                        6,300
Mylex Corp.                                                400 shares                    A                        4,800
NCI Bldg. Systems Inc.                                   1,800 shares                    A                       50,625
NCR Corp.                                                    6 shares                    A                          251
NTN Communications Inc.                                    220 shares                    A                          124
Natl. Visions Association                                  840 shares                    A                        4,515
Networks Associates Inc.                                   283 shares                    A                       18,749
Newbridge Networks Corp.                                   100 shares                    A                        3,038
News Corp. Ltd.                                            100 shares                    A                        2,644
Noble Drilling Corp.                                       200 shares                    A                        2,588
Northern Telecom Ltd.                                      180 shares                    A                        9,000
Northwestern Steel & Wire Co.                              200 shares                    A                          125
Novacare Inc.                                            1,000 shares                    A                        2,750


                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Nucor Corp.                                                100 shares                    A                        4,325
ODS Networks Inc.                                        1,400 shares                    A                        4,200
Object Design Inc.                                       1,100 shares                    A                        7,288
Occidental Petroleum Corp.                               1,000 shares                    A                       16,875
Ocean Energy Inc.                                          230 shares                    A                        1,466
Officemax Inc.                                           1,189 shares                    A                       14,565
Olsten Corp.                                               200 shares                    A                        1,475
Omni Doors Inc.                                            300 shares                    A                           38
Oracle Corporation                                         225 shares                    A                        9,703
Orbital Engine Ltd.                                      5,000 shares                    A                       14,375
Oxford Health Plans Inc.                                   300 shares                    A                        4,463
Paccar Inc.                                                200 shares                    A                        8,225
Pairgain Tech. Inc.                                        400 shares                    A                        3,075
Parametric Tech. Corp.                                     100 shares                    A                        1,625
Parker Drilling Co.                                      1,000 shares                    A                        3,188
Peoplesoft Inc.                                          1,000 shares                    A                       18,938
PepsiCo Inc.                                               950 shares                    A                       38,831
Pfizer Inc.                                                650 shares                    A                       81,250
Pharmaceutical Mrktg. Svcs.                              1,001 shares                    A                       14,389
Philip Morris Cos.                                         331 shares                    A                       17,709
Phillips Petroleum Co.                                     100 shares                    A                        4,263
Planet Hollywood Intl. Inc.                                500 shares                    A                        1,157
President Casinos Inc.                                     500 shares                    A                          524
Proctor & Gamble Co.                                       125 shares                    A                       11,414
Proxim Inc.                                              1,000 shares                    A                       26,688
Pure World Inc.                                          1,000 shares                    A                        8,063
Q Med Inc.                                               2,450 shares                    A                        7,350
Qwest Comm. Intl. Inc.                                     200 shares                    A                       10,000
R&B Falcon Corp.                                         1,000 shares                    A                        7,563

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
RJR Nabisco Hldgs. Corp.                                   150 shares                    A                        4,453
RPM Inc.                                                   942 shares                    A                       15,072
RTI Intl. Metals                                           200 shares                    A                        2,800
Radius Inc.                                                 50 shares                    A                           61
Rainforest Cafe Inc.                                       600 shares                    A                        3,638
Raytheon Co.                                                29 shares                    A                        1,499
Realnetworks Inc.                                           50 shares                    A                        1,794
Reltec Corp.                                               200 shares                    A                        4,438
Rhone Poulenc S.A.                                         740 shares                    A                       37,185
Rite Aid Corp.                                             185 shares                    A                        9,204
Rockwell Intl. Corp.                                       135 shares                    A                        6,556
Rogue Wave Software                                        150 shares                    A                        1,313
Rollins Truck Leasing Corp.                              1,050 shares                    A                       15,488
Rottlund Inc.                                              600 shares                    A                        2,400
Rowan Cos. Inc.                                            700 shares                    A                        6,913
Royal Group Tech. Ltd.                                   1,520 shares                    A                       33,916
Rubbermaid Inc.                                            110 shares                    A                        3,458
SBC Communications                                         150 shares                    A                        8,044
SEI Investment Co.                                         500 shares                    A                       49,688
Safeskin Corp.                                             159 shares                    A                        3,836
Safety Kleen Corp.                                          33 shares                    A                          466
Schlumberger Limited                                       400 shares                    A                       18,550
Scientific Atlanta                                         280 shares                    A                        6,388
Seagate Technology                                         100 shares                    A                        3,025
Sears Roebuck & Co.                                        300 shares                    A                       12,750
Seattle Filmworks Inc.                                     698 shares                    A                        3,228
Service Merchandise Inc.                                 2,000 shares                    A                          562
Silicon Graphics Inc.                                      500 shares                    A                        6,438
Solutia Inc.                                                15 shares                    A                          336

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Sonat Inc.                                                 200 shares                    A                        5,413
Sony Corp.                                                 150 shares                    A                       10,800
Southwest Airlines Co.                                     343 shares                    A                        7,782
Southwestern Energy                                      1,000 shares                    A                        7,500
Sovereign Bancorp Inc.                                     350 shares                    A                        4,988
Spyglass Inc.                                            1,600 shares                    A                       35,200
Staples Inc.                                                30 shares                    A                        1,311
Steel Technologies Inc.                                  1,400 shares                    A                        9,450
Steris Corp.                                             1,394 shares                    A                       39,643
Stolt Nielsen S.A.                                         150 shares                    A                        1,538
Sugen Inc.                                                 148 shares                    A                        2,183
Summit Tech. Inc.                                          500 shares                    A                        2,188
Sun Microsystems Inc.                                      400 shares                    A                       34,250
Sun Television & Appliances Inc.                         9,500 shares                    A                           10
Sunbeam Corporation                                        500 shares                    A                        3,438
Syntroleum Corp.                                           200 shares                    A                        1,238
TCF Financial Corp.                                        310 shares                    A                        7,498
TCI Satellite Entertainment Inc.                            35 shares                    A                           50
Tel Save Hldgs. Inc.                                       300 shares                    A                        5,025
Tele-communciations Inc.                                   150 shares                    A                        8,297
Telefonica De Peru S.A.                                    700 shares                    A                        8,882
Tellabs Inc.                                               100 shares                    A                        6,856
Texaco Inc.                                                170 shares                    A                        9,010
Texas Instruments Inc.                                     225 shares                    A                       19,266
Titan Corp.                                              1,000 shares                    A                        5,500
Topps Inc.                                                 100 shares                    A                          500
Town & Country Corp.                                    12,000 shares                    A                           48
Trans World Airlines Inc.                                  100 shares                    A                          488
Transtexas Gas Corp.                                     1,400 shares                    A                        3,675


                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Tricon Global Restaurants Inc.                             267 shares                    A                       13,383
Turbodyne Technologies Co.                                 200 shares                    A                          888
Tyco Intl. Ltd.                                            184 shares                    A                       13,881
USX Marathon Group                                       1,000 shares                    A                       30,125
U T I Energy Corp.                                         400 shares                    A                        2,900
U S Wireless Corp.                                       5,000 shares                    A                        5,000
Unicomp Inc.                                             2,001 shares                    A                        7,254
Union Pacific Corp.                                        150 shares                    A                        6,759
Union Planters Corp.                                       250 shares                    A                       11,328
Unisys Corp.                                               774 shares                    A                       26,655
United American Healthcare Co.                             125 shares                    A                          149
Utah Med. Products Inc.                                  3,600 shares                    A                       23,627
Vencor Inc.                                                600 shares                    A                        2,700
Ventas Inc.                                                100 shares                    A                        1,219
Venture Stores Inc.                                      9,000 shares                    A                           36
Wabash National Corp.                                      200 shares                    A                        4,063
Wackenhut Correction Corp.                                 300 shares                    A                        8,588
Wal Mart Stores Inc.                                       200 shares                    A                       16,288
Walgreen Company                                           792 shares                    A                       46,382
Warner Lambert Co.                                         170 shares                    A                       12,782
Wavephore Inc.                                             200 shares                    A                        1,606
Wendy's Intl. Inc.                                         400 shares                    A                        8,725
Western Digital Corp.                                      300 shares                    A                        4,519
Williams Ctls. Inc.                                        400 shares                    A                          950
Witco Corp.                                                250 shares                    A                        3,985
Yellow Corp.                                               500 shares                    A                        9,563
Zenith Electronics                                         300 shares                    A                           77
Zeneca Group Plc.                                           95 shares                    A                        4,263
Zomax Optical Media Inc.                                   700 shares                    A                       11,375


                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-----------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Daimlerchrysler                                            139 shares                    A                       13,353
Loral Space & Comm. Ltd.                                   300 shares                    A                        5,344
Tommy Hilfiger Corp.                                       100 shares                    A                        6,000
Taro Pharmaceuticals Inds.                               1,190 shares                    A                        6,025
New Holland                                                800 shares                    A                       10,950
                                                                                                    -------------------
                                                                                                             78,055,976

COMMON TRUST FUNDS

State Street Bank*                          Selection Fund--30,885,433 units           30,885,433            30,885,433
State Street Bank*                          Flagship S&P 500 Index Fund
                                               201,581 units                           23,552,046            41,267,707
State Street Bank*                          Short-Term Investment Fund
                                               2,518,817 units                          2,518,817             2,518,817
State Street Bank*                          S&P Midcap Index Fund 7,316 units             235,568               310,054
State Street Bank*                          Daily Bond Market Fund 135,753
                                               units                                    1,975,906             2,217,793
State Street Bank*                          SSB Daily EAFE
                                               129,531 units                            1,295,338             1,337,533
                                                                                ---------------------------------------
                                                                                       60,463,108            78,537,337
SHARES OF REGISTERED INVESTMENT COMPANIES
Fidelity US Bond Index                                   1,862 shares                    A                       20,519
Fidelity Capital & Income                                    7 shares                    A                           65
Fidelity Stock Selector                                    481 shares                    A                       13,799
Fidelity Asset Manager                                   2,637 shares                    A                       45,858
Fidelity Asset Manager Growth                            1,132 shares                    A                       21,144
Fidelity Contra Fund                                       234 shares                    A                       13,310

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
SHARES OF REGISTERED INVESTMENT
   COMPANIES--CONTINUED
Fidelity Equity Income II                                5,256 shares                    A                      157,740
Fidelity Retirement Growth                                 907 shares                    A                       18,594
Spartan High Income                                      9,295 shares                    A                      112,557
Fidelity Magellan                                        1,123 shares                    A                      135,688
Fidelity Growth Company                                  1,669 shares                    A                       85,149
Fidelity Puritan                                         9,155 shares                    A                      183,747
Fidelity Low Priced Stock                                1,185 shares                    A                       27,074
Fidelity Growth & Income                                 1,118 shares                    A                       51,263
Fidelity Blue Chip Growth                                1,415 shares                    A                       71,304
Fidelity Dividend Growth                                 1,892 shares                    A                       54,350
Select Regional Banks                                    1,415 shares                    A                       60,643
Select Medical Delivery                                    488 shares                    A                       11,390
Select Energy Service                                      563 shares                    A                        8,141
Select Food & Agriculture                                  575 shares                    A                       28,392
Select Brokerage & Investment                              526 shares                    A                       20,233
Select Electronics                                         835 shares                    A                       38,856
Fidelity Export & Multinational                          3,246 shares                    A                       64,525
Fidelity Value                                           1,989 shares                    A                       92,169
Fidelity Intl. Value                                       708 shares                    A                        9,543
Fidelity Small Cap. Stock                                  954 shares                    A                        8,498
Fidelity Target Timeline 2001                            6,249 shares                    A                       60,800
Fidelity Capital Appreciation                              482 shares                    A                       10,646
Select Technology                                           34 shares                    A                        2,679
Select Health Care                                         438 shares                    A                       59,865
Select Construction & Housing                               36 shares                    A                        1,005
Select Home Finance                                          9 shares                    A                          406
Select Money Market                                     43,808 shares                    A                       43,808

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
SHARES OF REGISTERED INVESTMENT
   COMPANIES--CONTINUED
Aim Aggressive Growth                                       25 shares                    A                        1,193
Aim Strategic Income Class B                               269 shares                    A                        2,978
Aim Global Govt. Income                                  4,381 shares                    A                       39,865
Aim Emerging Markets                                       142 shares                    A                        1,051
Aim Value Class B                                          480 shares                    A                       18,822
Aim Intermediate Govt.                                   4,330 shares                    A                       41,526
Alliance Limited Maturity                                4,330 shares                    A                       41,307
American Century 20th Cent.                              1,213 shares                    A                       32,935
American Century 20th Cent.                              1,294 shares                    A                       13,783
American Century 20th Cent.                                341 shares                    A                       11,380
American Century 20th Cent.                              1,203 shares                    A                       11,528
Babson Value Income                                        184 shares                    A                        8,453
Baron Asset                                              1,009 shares                    A                       50,996
Berger Growth & Inc. Retail                                240 shares                    A                        3,211
Berger Small Co. Growth Retail                           1,206 shares                    A                        4,559
Berger One Hundred Retail                                  534 shares                    A                        7,802
Brandywine                                                 893 shares                    A                       27,043
Bull & Bear Gold                                         1,765 shares                    A                        4,976
Cohen & Steers Realty Share                                218 shares                    A                        8,270
Dreyfus Disciplined Stock                                  307 shares                    A                       11,509
Dreyfus Short Term High Yield                              325 shares                    A                        3,751
Evergreen Foundation Class                                 298 shares                    A                        6,250
Fidelity Advisor Growth Opp.                               786 shares                    A                       39,475
Founders Frontier                                          656 shares                    A                       16,726
Founders Special                                         3,081 shares                    A                       22,923
Founders Worldwide Growth                                  328 shares                    A                        7,246
Gam International                                          284 shares                    A                        8,515
John Hancock Special Equity                                303 shares                    A                        7,295

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
SHARES OF REGISTERED INVESTMENT
   COMPANIES--CONTINUED
Harbor Capital Appreciation                                252 shares                    A                        9,565
Oakmark Fund                                               433 shares                    A                       15,504
Oakmark Small Cap                                          807 shares                    A                       11,916
Oakmark Select                                           1,549 shares                    A                       30,270
Heartland Group US Govern.                               2,619 shares                    A                       26,343
Hotchkis & Wiley Total Return                            1,226 shares                    A                       16,493
Invesco Income High Yield                                  201 shares                    A                        1,295
Invesco Strategic Health Sci.                              167 shares                    A                       10,212
Invesco Strategic Financial                                348 shares                    A                       10,167
Invesco Internat'l European                              1,232 shares                    A                       22,009
Janus Fund                                               3,680 shares                    A                      123,826
Janus Inv't. Growth & Income                             1,223 shares                    A                       35,604
Janus Inv't. Worldwide                                   5,026 shares                    A                      238,036
Janus Inv't. Twenty                                      2,632 shares                    A                      140,265
Janus Flexible Income                                      529 shares                    A                        5,259
Janus Special Situations                                   906 shares                    A                       15,770
Janus Inv't. Equity Income                               1,612 shares                    A                       30,178
Janus Olympus                                              136 shares                    A                        3,762
Janus High Yield Bond                                      603 shares                    A                        6,395
Janus Enterprise                                           173 shares                    A                        6,276
Janus Inv't. Overseas                                    2,557 shares                    A                       51,347
Janus Inv't. Mercury                                       443 shares                    A                       10,692
Janus Inv't. Balanced                                    2,499 shares                    A                       49,012
Kaufmann Fund                                           13,682 shares                    A                       77,715
Longleaf Partners                                        2,303 shares                    A                       56,165
Longleaf Realty                                          1,845 shares                    A                       26,848
Loomis Sayles Bond                                       1,217 shares                    A                       14,547
Marsico Focus                                            2,910 shares                    A                       44,021

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
SHARES OF REGISTERED INVESTMENT
   COMPANIES--CONTINUED
Midas Fund                                               1,739 shares                    A                        2,626
Montgomery Emerging Markets                                789 shares                    A                        6,297
Montgomery Growth                                          434 shares                    A                        8,942
Munder Net Net Class A                                     200 shares                    A                        5,580
Mutual Series Beacon Class                               4,289 shares                    A                       56,275
Neuberger & Berman Genesis                                  79 shares                    A                        1,597
Neuberger & Berman Guardian                                746 shares                    A                       12,057
Neuberger & Berman Focus                                   396 shares                    A                        9,147
Northeast Investors Trust                                  911 shares                    A                        9,534
White Oak Growth Stock                                     451 shares                    A                       18,348
Oppenheimer Main St. Inc. & Growth                         284 shares                    A                       11,242
PBHG Growth                                                562 shares                    A                       14,362
PBHG Large Cap Growth                                      477 shares                    A                       11,243
PBHG Large Cap 20                                          358 shares                    A                        7,768
Pimco Total Return Class C                               1,871 shares                    A                       19,719
Pimco High Yield                                           128 shares                    A                        1,452
Pimco Foreign Bond Class C                                 942 shares                    A                        9,953
Putnam Global Growth                                     1,409 shares                    A                       17,545
Putnam Growth & Income II                                  988 shares                    A                       13,688
Putnam OTC & Emerging Growth                               184 shares                    A                        3,178
Putnam New Opportunities                                   210 shares                    A                       11,717
Putnam International Growth                                775 shares                    A                       14,648
Roberston Stephens Value                                   663 shares                    A                       17,179
Roberston Stephens Global                                  557 shares                    A                        5,010
T Rowe Price Dividend Growth                               350 shares                    A                        7,710
T Rowe Price Equity Income                               2,115 shares                    A                       55,661

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
SHARES OF REGISTERED INVESTMENT
   COMPANIES--CONTINUED
T Rowe Price Growth & Income                               808 shares                    A                       21,218
T Rowe Price Mid Cap Growth                                118 shares                    A                        4,010
T Rowe Price New Horizons                                  383 shares                    A                        8,937
T Rowe Price European Stock                              1,017 shares                    A                       22,130
T Rowe Price Science & Tech.                               296 shares                    A                       11,133
T Rowe Price Spectrum Income                               892 shares                    A                       10,261
Rydex Nova Fund                                            663 shares                    A                       22,025
Rydex Precious Metals                                      239 shares                    A                        1,094
Rydex URSA Fund                                         14,318 shares                    A                      128,143
Rydex US Gov't Bond                                        896 shares                    A                        9,998
Rydex Arktos Investor                                    4,296 shares                    A                       40,938
Rydex OTC Fund                                           1,902 shares                    A                       78,670
SSGA Small Cap Equity                                       22 shares                    A                          418
SSGA S&P 500 Index                                         299 shares                    A                        6,603
Seligman Communications & Info.                          1,226 shares                    A                       37,674
SSGA Money Market                                    1,074,597 shares                    A                    1,074,597
Sogen International                                        351 shares                    A                        8,080
Sound Shore Fund Inc.                                    1,160 shares                    A                       34,372
Spectra Fund Inc.                                        1,654 shares                    A                       41,704
Stein Roe Investment Trust                                  78 shares                    A                        1,645
Strong Income High Yield Bonds                           2,784 shares                    A                       30,791
Strong Growth                                            1,353 shares                    A                       31,460
Strong American Utilities                                   89 shares                    A                        1,495
Strong Schafer Value                                        63 shares                    A                        3,756
Strong Gov't. Securities                                 2,387 shares                    A                       25,682
Strong Opportunity Income                                  226 shares                    A                        8,722
Templeton Developing Market                                781 shares                    A                        8,049

                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
SHARES OF REGISTERED INVESTMENT
   COMPANIES--CONTINUED
Templeton World Fund CL I                                  163 shares                    A                        2,596
Templeton Foreign                                          226 shares                    A                        1,897
Templeton Growth Class I                                 2,272 shares                    A                       37,185
Van Wagoner Income Emerging                                200 shares                    A                        2,192
Vanguard Growth & Income                                 1,177 shares                    A                       36,198
Vanguard/ Wellington Income                                409 shares                    A                       11,997
Vanguard/ Primecap                                         369 shares                    A                       17,573
Vanguard/ Windsor II Portfolio                             620 shares                    A                       18,498
Vanguard Asset Allocation                                  369 shares                    A                        9,000
Vanguard Fixed Inc. Sec L/T PO                           2,836 shares                    A                       26,345
Vanguard GNMA Fixed Income                                  38 shares                    A                          400
Vanguard Index Trust S&P 500                             1,203 shares                    A                      137,116
Vanguard Value Index                                        46 shares                    A                        1,042
Warburg Pincus Emerging Growth                              17 shares                    A                          673
Warburg Pincus Balanced                                    766 shares                    A                       10,036
Wright Equifund Netherland                                 253 shares                    A                        2,965
Wright Equifund Mexico                                     427 shares                    A                        2,056
Wright International Blue                                   29 shares                    A                          463
Yacktman Fund                                              196 shares                    A                        2,281
                                                                                                    ---------------------
                                                                                                              5,425,216




                        The Geon Retirement Savings Plan

                          EIN: 34-1730488 Plan No.: 001

     Line 27(a)--Schedule of Assets Held for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower,              Rate of Interest, Par or                                 Current
          Lessor or Similar Party                     Maturity Value                   Cost                Value
-------------------------------------------------------------------------------------------------------------------------
OTHER
Warrants and Long Term Options:                                                          A
   American Drug Co.                                       125 units                     A                           14
   Morrison Knudsen Corp.                                  217 units                     A                          678
   Borden Chemical & Plastics                              400 units                     A                        1,875

Real Estate:
   Capstead Mtg. Corp.                                   2,000 units                     A                        8,250
   Crescent Real Estate Equities                           300 units                     A                        6,900
   National Golf PPTYS Inc.                                200 units                     A                        5,788
   Plum Creek Timer Co.                                    900 units                     A                       23,457
   Transcontinental Realty Inv.                            500 units                     A                        6,407
                                                                                                    ---------------------
                                                                                                                 53,369
Participant Loans                           At interest rates ranging
                                               from 6% to 10%                                                 5,887,022
                                                                                                      -----------------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES
                                                                                                      $     167,958,920
                                                                                                      =================


*Indicates party-in-interest to the Plan.

(A) This information is not available.

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

                 Line 27(d)--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1998

                                                                                                  Current Value
                                                                                                   of Assets on
                                           Purchase          Selling            Cost of             Transaction         Net Gain
       Description of Assets                Price             Price              Assets                 Date             (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY(iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

State Street Bank                       $   11,913,302                      $    11,913,302     $     11,913,302
   Selection Fund*                                      $   11,021,438           11,021,438           11,021,438    $           0

The Geon Company                             9,685,272                            9,685,272            9,685,272
   Common Stock*                                             4,930,665            5,054,511            4,930,665         (123,846)

State Street Bank

   Short Term Investment                    34,919,920                           34,919,920           34,919,920
     Fund*                                                  34,844,058           34,844,058           34,844,058                0

State Street Bank

   Flagship S&P 500 Index                    8,268,756                            8,268,756            8,268,756
     Fund*                                                   8,250,187            5,210,395            8,250,187        3,039,792


*Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during 1998.